UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2023

PHP Ventures Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40696	86-3368971
(Commission File Number)	(IRS Employer Identification No.)

CT 10-06, Level 10

Corporate Tower Subang Square

Jalan SS15/4G

Subang Jaya

47500 Selangor, Malaysia

Registrant’s telephone number, including area code +60 3 5888 8485

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, one-half of one redeemable warrant, and one right to acquire one-tenth of one share of Class A common stock	PPHPU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	PPHP	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common stock	PPHPR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	PPHPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Pursuant to Regulation FD (17 CFR 243.100 through 243.103), the Company furnishes the following nonpublic information. The Company hosted a conference call on February 13, 2023 at 8:30 a.m. EST between the Chief Executive Officer of the Combined Company and its Chief Financial Officer to discuss the business combination agreement announced on December 6, 2022. The Business Combination Investor Presentation was presented and is attached hereto as Exhibit 99.1.

Additional Information and Where to Find It

As discussed above, PHP intends to file the Prospectus and Proxy Statement with the SEC, which Prospectus and Proxy Statement will be delivered to its stockholders once definitive. This document does not contain all the information that should be considered concerning the Business Combination and the other Stockholder Approval Matters and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination and the other Stockholder Approval Matters. PHP’s stockholders and other interested persons are advised to read, when available, the Prospectus and Proxy Statement and the amendments thereto and other documents filed in connection with the Business Combination and other Stockholder Approval Matters, as these materials will contain important information about PHP, Modulex, the Business Combination and the other Stockholder Approval Matters. When available, the Prospectus and Proxy Statement and other relevant materials for the Business Combination and other Stockholder Approval Matters will be mailed to stockholders of PHP as of a record date to be established for voting on the Business Combination and the other Stockholder Approval Matters. Stockholders will also be able to obtain copies of the Prospectus and Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Marcus Ngoh, PHP Ventures Acquisition Corp., CT 10-06, Level 10, Corporate Tower Subang Square, Jalan SS15/4G, Subang Jaya, 47500 Selangor, Malaysia.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or PIPE Financing and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in Solicitation

Modulex and its directors and executive officers may be deemed participants in the solicitation of proxies from PHP’s stockholders with respect to the Business Combination and related matters. A list of the names of those directors and executive officers and a description of their interests in PHP is contained in PHP’s Registration Statement on Form S-1, as filed on June 4, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to PHP Ventures Acquisition Corp., CT 10-06, Level 10, Corporate Tower Subang Square, Jalan SS15/4G, Subang Jaya, 47500 Selangor, Malaysia. Additional information regarding the interests of such participants will be contained in the Prospectus and Proxy Statement when available.

Modulex and its directors, managers, and executive officers may also be deemed to be participants in the solicitation of proxies from PHP’s stockholders in connection with the Business Combination and related matters. A list of the names of such parties and information regarding their interests in the Business Combination and related matters will be included in the Prospectus and Proxy Statement when available.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Business Combination Investor Presentation, presented on February 13, 2023

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHP VENTURES ACQUISITION CORP.

Date: February 13, 2023	By:	/s/ Marcus Choo Yeow Ngoh
	Name:	Marcus Choo Yeow Ngoh
	Title:	Chief Executive Officer
(Principal Executive Officer)